This is an English translation of the Information Circular (Pliroforiako Deltio) which has been drafted in the Greek language, approved by the Hellenic Capital Market Commission and published in accordance with Greek Law 3461/2006. As a result, that Information Circular (Pliroforiako Deltio) prevails over this English translation thereof.

INFORMATION CIRCULAR REGARDING A VOLUNTARY TENDER OFFER

BY

DELHAIZE "THE LION" NEDERLAND B.V.

TO
THE SHAREHOLDERS OF
"ALFA-BETA" VASSILOPOULOS S.A.



FOR THE PURCHASE OF ALL THE COMMON REGISTERED SHARES OF
"ALFA-BETA" VASSILOPOULOS S.A.
IN CONSIDERATION OF
30.50 EURO PER SHARE IN CASH

THE OFFEROR'S ADVISORS





Merrill Lynch

SOCIETE GENERALE
Corporate & Investment Banking

THE TENDER AGENT

NATIONAL BANK OF GREECE S.A.



Athens, 5 June 2009

The Hellenic Capital Market Commission approved the contents of this Information Circular by virtue of the Decision of its Board of Directors dated 5 June 2009, in accordance with Article 11, paragraph 4 of Law 3461/2006 ("Implementation of Directive 2004/25/EC on takeover bids into National Law").

This Tender Offer is not being made and will not be made, directly or indirectly, in or into any country where, under its law, the making of this Tender Offer or the posting or distribution of this Information Circular or any other document or material relating to this Tender Offer is illegal or contravenes any applicable law, rule or regulation. Accordingly, copies of this Information Circular and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, in, into or from any such country.

This is an English translation of the Information Circular (Pliroforiako Deltio) which has been drafted in the Greek language, approved by the Hellenic Capital Market Commission and published in accordance with Greek Law 3461/2006. As a result, that Information Circular (Pliroforiako Deltio) prevails over this English translation thereof.

INFORMATION CIRCULAR REGARDING A VOLUNTARY TENDER OFFER

BY

DELHAIZE "THE LION" NEDERLAND B.V.

TO

THE SHAREHOLDERS OF

"ALFA-BETA" VASSILOPOULOS S.A.



FOR THE PURCHASE OF ALL THE COMMON REGISTERED SHARES OF

"ALFA-BETA" VASSILOPOULOS S.A.

IN CONSIDERATION OF

30.50 EURO PER SHARE IN CASH

THE OFFEROR'S ADVISORS





THE TENDER AGENT

NATIONAL BANK OF GREECE S.A.



Athens, 5 June 2009

The Hellenic Capital Market Commission approved the contents of this Information Circular by virtue of the Decision of its Board of Directors dated 5 June 2009, in accordance with Article 11, paragraph 4 of Law 3461/2006 ("Implementation of Directive 2004/25/EC on takeover bids into National Law").

This Tender Offer is not being made and will not be made, directly or indirectly, in or into any country where, under its law, the making of this Tender Offer or the posting or distribution of this Information Circular or any other document or material relating to this Tender Offer is illegal or contravenes any applicable law, rule or regulation. Accordingly, copies of this Information Circular and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, in, into or from any such country.

IMPORTANT NOTICES

1. The Tender Offer (as defined below) is made to all Shareholders (as defined below), in accordance with the Law (as defined below), and is addressed only to persons legally capable of accepting it.

2. Copies of the Tender Offer Documents (as defined below) are prohibited from being mailed, forwarded or otherwise distributed or sent from any person to, into or from any Excluded Territory (as defined below).

3. Residents of any jurisdiction outside Greece and/or their custodians, nominees and trustees should read paragraph 6.6 of the Information Circular (as defined below).

4. The Information Circular contains certain forward-looking statements in relation to, inter alia, the business activities as well as certain plans and goals of the Offeror (as defined below) with respect to the Company (as defined below). There are a lot of factors, including, without limitation, commercial, operational, economic, political and financial factors, as a consequence of which the actual results and the actual developments may potentially substantially differ from the plans and the objectives of the Offeror set out in the Information Circular.

5. Information in relation to the Company which is included in the Information Circular has been extracted or derived from (i) the published annual report ("Etisio Deltio", in Greek) of the Company for the financial year ended on 31 December 2007, (ii) the published annual consolidated and unconsolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards ("**IFRS**") for the financial years ended on 31 December 2007 and on 31 December 2008, respectively, (iii) the published consolidated and unconsolidated financial statements of the Company prepared in accordance with the IFRS for the three month period ended on 31 March 2009 and on 31 March 2008, respectively, and (iv) other publicly available sources. Neither the Offeror nor the Advisors (as defined below) have independently verified the accuracy and completeness of such information.

6. As at 4 June 2009, the Offeror held 8,385,528 Shares (as defined below) representing approximately 65.86% of the total paid-up share capital of and voting rights in the Company.

7. A Shareholder may be considered as not having validly accepted the Tender Offer to the extent that the Declaration of Acceptance (as defined below) has not been fully completed in accordance with the terms and conditions set out therein.

8. In case there are doubts or questions regarding the assessment of the Tender Offer, it is recommended that you seek advice from appropriate financial or other professional advisors of your choice.

CERTIFICATE OF THE PERSONS RESPONSIBLE FOR DRAFTING THE INFORMATION CIRCULAR

According to Article 11, paragraph 1, item (e) of the Law, Messrs Stéfan Descheemaeker, Executive Vice President and CFO of «DELHAIZE GROUP S.A.» and Guy Elewaut, Senior Vice President Strategy and External Communications of «DELHAIZE GROUP S.A.», as authorized representatives of the Offeror and persons responsible for drafting this Information Circular, hereby certify that this Information Circular is complete and accurate without any omissions which could alter its content and the substance of the Tender Offer.*

_____

Stéfan Descheemaeker

Executive Vice President and CFO of «DELHAIZE GROUP S.A.»

_____

Guy Elewaut

Senior Vice President Strategy and External Communications of «DELHAIZE GROUP S.A.»

CERTIFICATE OF THE ADVISORS

In accordance with Article 12 of the Law, Merrill Lynch International, a company established in England and Wales, having its registered office in the United Kingdom (2, King Edward Street, London EC1A 1HQ, United Kingdom) and Société Générale S.A., a company established in France, having its registered office in France (29, boulevard Haussmann 75009 Paris, France), which are authorized under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in Article 4, paragraph 1, item (στ) of Law 3606/2007 and supervised by the Financial Services Authority in the United Kingdom, the first, and the Banking Commission (Commission Bancaire) in France, the second, countersign this Information Circular, which was drafted by the Offeror, and certify, following appropriate due diligence, that the content of this Information Circular is accurate.*

For and on behalf of Merrill Lynch International

For and on behalf of Société Générale S.A.

Signature: _____

Signature: _____

Federico Aliboni, Managing Director

Patrick Coze, Managing Director

* The original of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

TABLE OF CONTENTS

Capitalised terms and expressions defined below, as well as combination thereof, shall have the same meaning when used elsewhere in this document, unless otherwise defined or the context otherwise requires.

Foreign Shareholders means the Shareholders who reside in, are nationals or citizens of jurisdictions outside the Hellenic Republic.

Competing Tender Offer means a tender offer for the Shares made by a third party and approved by the CMC, in accordance with Article 26 of the Law.

Removal Certificate means the document received by the Initial Operator of the Accepting Shareholder stating the serial number of the Securities Removal, the date thereof and the number of the removed Shares.

Accepting Shareholder means the Shareholder who lawfully and validly accepts the Tender Offer and tenders the Tender Offer Shares that he owns.

Securities Removal means the process of removing the Shares from the operation of the Initial Operator of the Accepting Shareholder to subsequently initiate the process for placing them under the operation of another Operator.

Dividend Beneficiaries Register means the register prepared by HELEX and delivered to the Company and its paying agent bank listing the Shareholders who are entitled to the Dividend, in accordance with Article 39, paragraph 1 of the DSS Regulation.

Initial Operator means the Operator under the operation of whom the Tendered Shares have been placed.

Declaration of Revocation means the written declaration submitted by the Accepting Shareholder to the Tender Agent to revoke their Declaration of Acceptance in order to accept a Competing Tender Offer.

Declaration of Acceptance means the written declaration made by each Shareholder wishing to accept the Tender Offer, in accordance with Article 18 of the Law.

Tender Offer means the present voluntary tender offer which is being made by the Offeror to acquire the Tender Offer Shares in accordance with the Law.

Security Release Procedure means the DSS procedure that allows the Shareholder to release the Initial Operator from its functions.

Tender Agent means National Bank of Greece S.A.

Dividend Beneficiaries means Shareholders whose names and certain other information set forth in Article 39, paragraph 1 of the DSS Regulation are included in the Dividend Beneficiaries Register.

Right of Squeeze-out means the Offeror's right to require the transfer to it of all remaining Shares, at a price equal to the Offer Price, in accordance with Article 27 of the Law if, at Completion, the Offeror holds Shares representing at least 90% of the total voting rights in the Company.

Right to Sell-out means the Offeror's obligation to acquire through on-the-exchange transactions all the Shares that are offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against the payment in cash of the Offer Price per Share, in accordance with Article 28 of the Law if, at Completion, the Offeror holds Shares representing at least 90% of the total voting rights in the Company.

Tender Offer Documents means the Information Circular, the Declaration of Acceptance, the Declaration of Revocation and any other document or material relating to the Tender Offer, including any announcement made in accordance with the Law.

CMC means the public law entity under the name "Capital Market Commission" having its registered seat in Athens (1, Kolokotroni & Stadiou Str.).

Excluded Territory means any country where, under its law, the making of the Tender Offer or the posting or distribution of any Tender Offer Document is illegal or contravenes any applicable legislation, rule or regulation.

Operation Authorisation means the authorization given to the Tender Agent to undertake the operation of the Shares.

HELEX means the société anonyme under the name "Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry".

Company or AB means the Greek société anonyme under the name "ALFA-BETA" VASSILOPOULOS S.A., with corporate registration number 13363/06/B/86/17 and registered seat at 81 Spaton Str., 153 44 Gerakas, Attica, of which the shares are subject to the Tender Offer.

Date of the Tender Offer means 18 May 2009, that is the date on which the Offeror initiated the process for the Tender Offer in accordance with Article 10 of the Law.

Date of the Information Circular means 5 June 2009, that is the date on which the Information Circular was approved by the Board of Directors of the CMC in accordance with the Law.

DSS Regulation means the Regulation of Operation of the DSS, as approved by the Decision 3/304/10.6.2004 of the Board of Directors of the CMC and in force from time to time.

Securities Receipt means the process through which the Tender Agent will undertake the operation of the Shares in respect of which the Securities Removal has been made.

Dividend means the amount of 1 Euro per Share that the annual ordinary general meeting of AB's shareholders held on 4 June 2009 approved for distribution with respect to the financial year ended on 31 December 2008.

Transferred Shares means the Tender Offer Shares transferred to the Offeror from the Accepting Shareholders as a result of the Tender Offer.

Shares means all common registered shares of the Company, each having a nominal value of 1.50 Euro together with all present and future rights and claims which, in accordance with the articles of association of the Company and the law, are incorporated into, transferred, associated with or derive therefrom.

Tender Offer Shares means all Shares that are not held by the Offeror as at the Date of the Tender Offer, namely 4,422,106 Shares, representing approximately 34.73% of the total paid-up share capital of and voting rights in the Company as at that date.

Shareholder means any (natural or legal) person capable of legally accepting the Tender Offer in accordance with the Information Circular and applicable Greek laws, who is the full, absolute and exclusive owner, possessor and holder of Shares.

Law means Law 3461/2006 on "Implementation of Directive 2004/25/EC on takeover bids into National Law" (Official Gazette A' 106/30.05.2006).

Completion means the transfer of the Tendered Shares to the Offeror against payment of the Offer Price to the Accepting Shareholders.

Group means Delhaize Group and its consolidated subsidiaries and other affiliates, including the Offeror and the Company.

Acceptance Period means the period of time during which the Shareholders may accept the Tender Offer, as set forth in Chapter 6.

Information Circular means this document which has been prepared by the Offeror for the purpose of the Tender Offer in accordance with Article 11 of the Law.

Tendered Shares means the Tender Offer Shares lawfully and validly tendered by the Accepting Shareholders.

Offer Price means 30.50 Euro which the Offeror offers to pay for each Tender Offer Share.

Offeror or Delned means Delhaize "The Lion" Nederland B.V., a private limited liability company (besloten vennootschap) established under the laws of The Netherlands with corporate registration number 27240134 and registered seat at Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands, making the Tender Offer.

DEFINITIONS

Delhaize Group or DG means Delhaize Group S.A., a société anonyme established under the laws of Belgium with corporate registration number 0402.206.045 (RPM/RPR Brussels).

DSS means the Greek Dematerialised Securities System.

Advisors means Merrill Lynch International and Société Générale S.A. which are acting as the advisors of the Offeror in respect of the Tender Offer, in accordance with Article 12 of the Law.

Operator will have the meaning ascribed to this term by the DSS Regulation.

Exchange means the Athens Exchange.

The information contained in this Chapter 2 has been extracted from, and is only intended to be a brief summary of, certain elements set out in Chapters 5 and 6 of the Information Circular. As such it does not substitute the full text thereof. Accordingly, any decision to accept the Tender Offer or not should be based on reading and studying the Information Circular as a whole and not only this Chapter.

2.1 The Tender Offer is for the acquisition of any and all Shares, which were not held by the Offeror as at the Date of the Tender Offer, namely 4,422,106 Shares, representing 34.73% of the total paid-up share capital of and voting rights in the Company, as at that date.

2.2 As at the Date of the Tender Offer, the Offeror held 8,310,614 Shares representing approximately 65.27% of the total paid-up share capital of and voting rights in the Company, while no other member of the Group held, directly or indirectly, Shares or voting rights in the Company as at the same date. Moreover, from the Date of the Tender Offer until 4 June 2009, the Offeror acquired through the stock market 74,914 Shares at a price per Share which has not exceeded the Offer Price. Therefore, as at 4 June 2009, the Offeror held in aggregate 8,385,528 Shares representing approximately 65.86% of the total paid-up share capital of and voting rights in the Company, while no other member of the Group held, directly or indirectly, any Shares or voting rights in the Company as at that date.

2.3 Subject to the terms and conditions of the Tender Offer, the Offeror offers to pay the Offer Price, that is 30.50 Euro, in cash for each Tender Offer Share validly tendered and transferred. As at the Date of the Tender Offer, the Offer Price was higher by:

- 22.00% from the closing stock market price on 15 May 2009,

- 24.60% from the volume weighted average closing stock market price of the last three-month period ended on 15 May 2009, and

- 17.52% from the volume weighted average closing stock market price of the last six-month period ended on 15 May 2009.

In addition, the Offeror will assume payment of the 0.08% clearance duties levied in favour of HELEX in relation to the registration of the off-exchange transfer of the Tendered Shares, which would otherwise be payable by the Accepting Shareholders, in accordance with Article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX and, therefore, the Accepting Shareholders will receive the full amount of the Offer Price per Tender Offer Share validly tendered and transferred minus the transfer tax at a rate of 0.15% imposed pursuant to Article 21 of Law 3697/2008 in conjunction with Article 42 of Law 3756/2009 and calculated on the value of the off-exchange transaction for the transfer of the Transferred Shares to the Offeror.

2.4 Dividend Beneficiaries who tender their Shares in the Tender Offer will be entitled to the Dividend.

2.5 The Tender Offer is subject to no conditions of the type contemplated in Article 22 of the Law.

2.6 If, at Completion, the Offeror holds Shares representing at least 90% of the total voting rights in the Company:

(a) the Offeror will exercise the Right of Squeeze-out; and

(b) the Shareholders who have not accepted the Tender Offer will be entitled to exercise the Right to Sell-out.

2.7 Furthermore, if, at any time following Completion, the Offeror's shareholding in the Company reaches at least 95% of the total voting rights therein, the Offeror will seek the delisting of the Shares from the Exchange, in accordance with Article 17, paragraph 5 of Law 3371/2005. For this purpose, the Offeror will convene an extraordinary general meeting of the Company's shareholders and vote in favour of a resolution to apply to the CMC for such delisting.

2.8 The Offeror intends to acquire Shares through the market or otherwise as of the Tender Offer Date until the end of the Acceptance Period at a price per Share which shall not exceed the Offer Price. These purchases will be notified to the CMC and published in the Daily Bulletin of the Exchange, in accordance with Article 24, paragraph 2 of the Law in conjunction with Law 3556/2007.

2.9 The Advisors, which do not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, may purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of the announcement of the Tender Offer until the end of the Acceptance Period. The Advisors have not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares purchased in the context of the above activities or in connection with the exercise of the voting rights deriving therefrom.

2.10 The Acceptance Period commences on 12 June, 2009 and expires on 9 July, 2009.

SUMMARY OF THE ACCEPTANCE PROCEDURE 3

3.1 To accept the Tender Offer, Shareholders must complete and submit a Declaration of Acceptance to any branch of the Tender Agent in Greece.

3.2 Forms of Declaration of Acceptance can be obtained from the branches of the Tender Agent in Greece throughout the Acceptance Period during business days and hours.

3.3 Each Declaration of Acceptance must relate to at least one Share or integral multiples thereof and it must be duly signed and accompanied by the documents mentioned in Chapter 6 of this Information Circular.

3.4 The submission of the Declaration of Acceptance may be made either in person or through a proxy. If submission is made through a proxy, the relevant power of attorney should include clear instructions and full details of the Accepting Shareholder and the proxy holder and be accompanied by a certification of the authenticity of the signature of the Accepting Shareholder by a police station or by another competent administrative authority (e.g. Citizen Service Centres).

3.5 Alternatively, Accepting Shareholders may duly authorize their Operator to proceed with all necessary actions to accept the Tender Offer in their names and on their behalf. This is merely information to the Shareholders and does not constitute a recommendation by the Offeror.

3.6 Further details on how to fill-in the Declaration of Acceptance are set out in Chapter 6 of this Information Circular.

3.7 Shareholders wishing to receive clarifications on the terms of or methods for accepting the Tender Offer or completing and submitting the Declarations of Acceptance may call the Tender Agent during normal business days and hours at the following numbers: +30 210 94 77 847, +30 210 94 77 848, +30 210 94 77 851, +30 210 94 77 831, +30 210 94 77 715

4 KEY DATES OF THE TENDER OFFER

The key dates of the Tender Offer are set out in the following table:

Date	Event
18 May 2009	Notification of the Tender Offer to the CMC and to the Company's Board of Directors - Announcement of the Tender Offer.
11 June 2009	Publication of Information Circular.
12 June 2009	Commencement of Acceptance Period.
22 June 2009	Deadline for the publication of the opinion of the Company's Board of Directors on the Tender Offer.
9 July 2009	End of Acceptance Period.
13 July 2009	Deadline for the announcement of the results of the Tender Offer.
17 July 2009	Completion.

The Offeror will duly inform the investing public of any change in the above dates.

5.1 Introduction

5.1.1 Pursuant to Article 6 of the Law, the Offeror is addressing the Tender Offer to all Shareholders in accordance with the terms of the Information Circular and the Law.

5.1.2 The Offeror offers to acquire from all Shareholders all Tender Offer Shares, together with all present, future and contingent rights or claims attaching to the Tender Offer Shares, free and clear of all defects (legal or real), and all (present, future or contingent) rights, claims and/or encumbrances of, or in favour of, third parties. However, Dividend Beneficiaries who tender their Shares in the Tender Offer will be entitled to the Dividend.

5.1.3 The Tender Offer is for any and all Shares, which were not held by the Offeror as at the Date of the Tender Offer. As at the Date of the Tender Offer:

(a) the Offeror held 8,310,614 Shares representing approximately 65.27% of the total paid-up share capital of and voting rights in the Company, while no other member of the Group held, directly or indirectly, Shares or voting rights in the Company; and

(b) the number of the Tender Offer Shares was 4,422,106 Shares, representing approximately 34.73% of the total paid-up share capital of and voting rights in the Company.

Moreover, from the Date of the Tender Offer until 4 June 2009, the Offeror acquired through the stock market 74,914 Shares at a price per Share which has not exceeded the Offer Price. Therefore, as at 4 June 2009, the Offeror held in aggregate 8,385,528 Shares representing approximately 65.86% of the total paid-up share capital of and voting rights in the Company, while no other member of the Group held, directly or indirectly, any Shares or voting rights in the Company as at that date.

5.1.4 Subject to the terms and conditions of the Tender Offer, the Offeror offers to pay 30.50 Euro in cash for each Tender Offer Share validly tendered and transferred.

5.1.5 The Offeror will assume payment of the 0.08% clearance duties levied in favour of HELEX in relation to the registration of the off-exchange transfer of the Tendered Shares, which would otherwise be payable by the Accepting Shareholders, in accordance with Article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX and, therefore, the Accepting Shareholders will receive the full amount of the Offer Price per Tender Offer Share validly tendered and transferred minus the transfer tax at a rate of 0.15% imposed pursuant to Article 21 of Law 3697/2008 in conjunction with Article 42 of Law 3756/2009 and calculated on the value of the off-exchange transaction for the transfer of the Transferred Shares to the Offeror.

5.2 Conditions

The Tender Offer is subject to no conditions of the type contemplated in Article 22 of the Law.

5.3 Commencement of the Tender Offer

5.3.1 On 18 May 2009, the Offeror initiated the Tender Offer procedure by informing the CMC and the Board of Directors of the Company in writing of the Tender Offer and submitting a draft of the Information Circular, in accordance with Article 10, paragraph 1 of the Law. On 18 May 2009, the Tender Offer was announced in the manner and by the means provided for in Article 16, paragraph 1 of the Law.

5.3.2 For the purposes of this Tender Offer, the Offeror has appointed (i) Merrill Lynch International and Société Générale S.A. to act as its advisors within the meaning of Article 12, paragraph 1 of the Law, and (ii) National Bank of Greece S.A. to act as tender agent within the meaning of Article 18, paragraph 1 of the Law.

5.3.3 On 5 June 2009, the CMC approved this Information Circular, printed copies of which will be available, free of charge, from all branches of the Tender Agent, in Greece and in electronic form on the website of the Advisors (www.ml.com/delhaize and www.sgcib.com/delhaize) and the Exchange (www.athex.gr). The Offeror does not have a website.

5.4 The Offeror

5.4.1 The Offeror is a private limited liability company (besloten vennootschap) established under the laws of The Netherlands in 1984, registered with the Chamber of Commerce for Haaglanden with corporate registration number 27240134 and registered seat at Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands. The paid-up share capital of the Offeror amounts to 2,635,016 Euro and is divided into 5,804 registered shares, each having a nominal value of 454 Euro. All Offeror's shares are indirectly held by Delhaize Group through its Belgian wholly-owned subsidiary, Delimmo S.A. The Offeror is a holding company.

5.4.2 Delhaize Group is a food retailer which operates, either directly or through other members of the Group, in seven countries. The principal activity of DG is the operation of food supermarkets in North America, Europe and Southeast Asia. As at 31 March, 2009, the Group had a sales network (which includes directly operated, franchised and affiliated stores) of 2,670 stores and employed approximately 141,000 people. Store formats are primarily supermarkets. The Group's sales network also includes other store formats such as neighbourhood stores, convenience stores and specialty stores. In addition to food retailing, which accounts for approximately 90% of the Group's sales, the Group also engages in food wholesaling to stores in its sales network and in non-food retailing of products such as pet products and health and beauty products. For its first quarter ended on 31 March, 2009, DG recorded consolidated revenues of approximately 5.1 billion Euro and net profit (Group share) of approximately 127 million Euro. The Group's operations are located primarily in the United States, Belgium and Greece. The Group also has operations in Luxembourg, Germany, Romania and Indonesia.

5.4.3 The Offeror is managed by a Board of Directors of which the composition as at the date of this Information Circular is as follows:

Board of Directors

Name	Position
Pierre-Olivier Beckers	Director
Huibert Bish	Director
Renaud Cogels	Director
Gerben van den Berg	Director
Hendrik van Wijlen	Director

5.4.4 The following table lists the direct and indirect participations of DG in other companies as at 31 March 2009:

Company	Country	Shareholding in %
"Alfa-Beta" Vassilopoulos S.A.*	Greece	65.27
Aniserco SA	Belgium	100
Athenian Real Estate Development, Inc.	U.S.A.	100
ATTM Consulting and Commercial, Ltd.	Cyprus	100
Boney Wilson & Sons, Inc.	U.S.A.	100
CF Bugboort BVBA	Belgium	100
Delhaize America, Inc.	U.S.A.	100
Delhaize Deutschland GmbH	Germany	100
Delhaize Finance B.V.*	The Netherlands	100
Delhaize Insurance Company, Inc	U.S.A.	100
Delhaize Luxembourg S.A	Grand-Duchy of Luxembourg	100
Delhaize The Lion America, Inc	U.S.A.	100
Delhaize The Lion Coordination Center SA	Belgium	100
Delhaize "The Lion" Nederland B.V.	The Netherlands	100
Delhome SA	Belgium	100
Delimmo SA	Belgium	100
Distri Group 21 NV	Belgium	100
DZA Brands, LLC	U.S.A.	100
Ecad NV	Belgium	100
ENA S.A.*	Greece	65.24
Flashmarkt NV	Belgium	100
FL Food Lion, Inc.	U.S.A.	100
Food Lion, LLC	U.S.A.	100
Food Lion (Thailand), Inc.	U.S.A.	100
Gastro International S.R.L.*	Romania	100
Guiding Stars Licensing Company	U.S.A.	100
Hannbro, Company	U.S.A.	100
Hannaford Bros. Co.	U.S.A.	100
Hannaford Licensing Corp.	U.S.A.	100
Hannaford Procurement Corp.	U.S.A.	100
Hannaford Trucking Company, Inc.	U.S.A.	100
Harveys Stamping Company, LLC	U.S.A.	100
Hermfri NV	Belgium	100
Heulcad NV	Belgium	100
Holding and Food Trading Co Ltd*	Greece	65.27
Holding and Food Trading Co Ltd Partnership*	Greece	65.27
Huro NV	Belgium	100
J.H. Harvey Co., LLC	U.S.A.	100
Jobmart NV	Belgium	100
Kash n' Karry Food Stores, Inc.	U.S.A.	100

Company	Country	Shareholding in %
Katdrink NV	Belgium	100
Knauf Center Pommerlach S.A.	Grand-Duchy of Luxembourg	100
Knauf Center Schmëtt S.A.	Grand-Duchy of Luxembourg	100
Koermart NV	Belgium	100
Kommar NV	Belgium	100
La Fourmi S.A.*	Romania	100
Ledemart NV	Belgium	100
Leoburg NV	Belgium	100
Lithia Springs, LLC	U.S.A.	60
Maascad NV	Belgium	100
Marion Real Estate Investments, LLC	U.S.A.	100
Martin's Food of South Burlington, Inc.	U.S.A.	100
Mega Doi S.R.L*	Romania	99.2
Mega Image S.R.L.*	Romania	100
Molmart NV	Belgium	100
Octomarket NV	Belgium	100
Points Plus Punten SA	Belgium	100
Progressive Distributors, Inc.	U.S.A.	100
P.T. Lion Super Indo, LLC*	Indonesia	51
Rafo Com Construct S.R.L.*	Romania	100
Redelcover S.A.*	Grand-Duchy of Luxembourg	100
Rethy NV	Belgium	100
Risk Management Services, Inc.	U.S.A.	100
Rovas 2001 Prodimpex S.R.L.*	Romania	100
Serdelco S.A.*	France	100
7 Seasons NV	Belgium	100
Shop 'N Save - Mass., Inc.	U.S.A.	100
Smart Food Shopping	Belgium	100
Supermarkten Voeten-Hendrickx NV	Belgium	100
The Pride Reinsurance Company, Ltd.*	Ireland	100
Universal MVM Conexim S.R.L.*	Romania	100
Vangeelder NV	Belgium	100
Victory Distributors, Inc.	U.S.A.	100
Viginti NV	Belgium	100
Wambacq & Peeters SA	Belgium	85
Wilmart NV	Belgium	100
Wintrucks SA	Belgium	88

Note: The participations marked in the above table with an asterisk are those held directly or indirectly by the Offeror.

5.4.5 Set out below is certain financial information of the Offeror, extracted from its stand alone financial statements for (i) the financial year ended on 31 December 2008 along with comparative information for the financial year ended on 31 December 2007, and (ii) the three month period ended on 31 March 2009 along with comparative information for the three month period ended on 31 March 2008. It is noted that, under Dutch law, Delned is not required to prepare consolidated financial statements and its stand alone financial statements are prepared in accordance with the Dutch Generally Accepted Accounting Principles:

In thousands of EURO

Balance Sheet	31.03.2009	31.03.2008	31.12.2008	31.12.2007
Paid up Share Capital	2,635	2,633	2,635	2,633
Total Equity	143,919	63,165	123,469	63,777
Total Assets	156,029	115,715	132,173	115,277
Income Statement	01.01.2009 – 31.03.2009	01.01.2008 – 31.03.2008	01.01.2008 – 31.12.2008	01.01.2007 – 31.12.2007
Revenues	-	-	-	-
Profit before taxes	450	-612	-13,726	595
Profit after taxes	450	-612	-13,908	333

5.5 The Company

5.5.1 "ALFA-BETA" VASSILOPOULOS S.A. is a société anonyme incorporated and operating under the laws of Greece with corporate registration number 13363/06/B/86/17 and registered seat at the Municipality of Gerakas, Attica (81, Spaton Av., 15344 Gerakas, Greece). As at the Date of the Information Circular, the Company's paid-up share capital amounts to 19,099,080 Euro and is divided into 12,732,720 common registered shares, each having a nominal value of 1.50 Euro. The Shares were listed on the Exchange in November 1990 and, as at the Date of the Information Circular, are traded on the "Big Capitalization Category" of the "Securities Market" of the Exchange.

5.5.2 AB is a food retail company and its main object is the operation of a manufacturing and commercial business of high quality nutrition products, in particular the processing, standardization, packaging and sale of meat, agricultural products, nuts, herbs and other items of domestic and personal use, the organization and establishment of supermarkets and wide-ranging food stores, for the trading of the aforementioned products through modern marketing and distribution methods, as well as the development of a franchising network in food retailing. In addition, the Company's commercial activity includes wholesale trading through its 99.96% subsidiary, ENA S.A. On 14 February 2008, AB acquired P.L.LOGISTICS CENTER-DIANOMES-APOTHIKEFSIS-LOGISTICS SA, owning a plot of land at Inofyta in Boeotia of 115,000 square meters, on which during the third quarter of 2008, started the construction of a new modern storage and distribution centre of fresh products with the aim to facilitate the logistic needs of the Company. On 9 December 2008, AB completed the absorption of P.L.LOGISTICS CENTER – DIANOMES – APOTHIKEFSIS - LOGISTICS – S.A.

On 1 April 2008, AB acquired 100% of (i) PLUS HELLAS E.P.E. & SIA E.E. (renamed to HOLDING AND FOOD TRADING COMPANY SINGLE PARTNER LIMITED LIABILITY COMPANY & CO LIMITED PARTNERSHIP, pursuant to Law 3190/1955), a food chain company operating in Northern Greece, and (ii) PLUS HELLAS E.P.E (renamed to HOLDING AND FOOD TRADING COMPANY SINGLE PARTNER LIMITED LIABILITY COMPANY, pursuant to Law 3190/1955), being the general partner of PLUS HELLAS E.P.E. & SIA E.E. According to the Company's annual consolidated financial statements for the financial year ended on 31 December 2008, the final acquisition price for these companies amounted to 65,015,000 Euro. During 2008, the stores of HOLDING AND FOOD TRADING COMPANY SINGLE PARTNER LIMITED LIABILITY COMPANY & CO LIMITED PARTNERSHIP have been upgraded and converted to the "ALFA-BETA" banner, while in parallel the storage and distribution centre in Thessaloniki, which caters the needs of the stores in Northern Greece, became fully operational.

In the last quarter of 2008, the first two "Lion Food" pilot stores were opened. This particular type of store has sales area of approximately 900-1,000 square meters and offers 3,000 basic products at very low prices. Depending on the customer's responsiveness, AB plans to further expand this new type of store in other areas inside and outside Greece.

Moreover, during 2008, AB continued its organic development activity with the opening of eight new supermarkets and five affiliated stores.

As at 31 March 2009, AB group's sales network numbered 199 stores of which 121 are Company operated retail stores, 30 retail stores of HOLDING AND FOOD TRADING COMPANY SINGLE PARTNER LIMITED LIABILITY COMPANY & CO LIMITED PARTNERSHIP, 38 are franchise stores and 10 are wholesale stores operating under the banner ENA Cash-and-Carry.

According to its press release dated 11 March 2009, AB plans an acceleration of its organic store-opening program in 2009 by adding 16 new stores to its network, extending it to 217 stores. On 27 April 2009, the Company announced the opening of its first supermarket at Chania, Crete and its intention to expand its network in other areas of Crete and develop new commercial co-operations in the island.

5.5.3 The Company is managed by a Board of Directors of which the composition is as follows as at the Date of the Information Circular:

Board of Directors

Name	Position
Pierre-Olivier Beckers	Chairman, Non Executive member
Konstantinos Macheras	Managing Director, Executive member
Stéfan Descheemaeker	Non Executive member
Michael Waller	Non Executive member
Nicolas F.V.P.M. Hollanders de Ouderaen	Non Executive member
Trifon Kollintzas	Independent, Non Executive member
Alexandros Phylactopoulos	Independent, Non Executive member

According to AB's announcement dated 4 June 2009, the annual ordinary general meeting of the Company's shareholders held on 4 June 2009, ratified the election of Messrs Pierre-Olivier Beckers, Nicolas Hollanders and Stéfan Descheemaeker in replacement of Constantinos Kyriakides, Craig Owens and Renaud Cogels, respectively.

5.5.4 According to the Company's announcement dated 14 November 2008 and published pursuant to Law 3556/2007, on 11 November 2008, Delned held 63.011% of the voting rights in AB.

As indicated in paragraphs 2.2, 5.1.3 and 5.16 of this Information Circular, as at 4 June 2009, the Offeror held in aggregate 8,385,528 Shares representing approximately 65.86% of the total paid-up share capital of and voting rights in the Company. According to AB's published interim unconsolidated financial statements for the period ended on 31 March 2009, the Company does not hold any Shares in treasury.

5.5.5 The following table sets out certain financial information of the Company, extracted from its published consolidated and unconsolidated financial statements for (i) the financial year ended on 31 December 2008, as well as comparative information for the financial year ended on 31 December 2007 and (ii) the three month period ended on 31 March 2009 along with comparative information for the three month period ended on 31 March 2008:

In thousands of EURO	**CONSOLIDATED BASIS**			
Balance Sheet	**31.03.2009**	**31.03.2008**	**31.12.2008**	**31.12.2007**
Paid up Share Capital	19,099	19,099	19,099	19,099
Equity attributable to equity holders of the parent	138,039	120,943	135,838	113,261
Minority Interest	5	2	5	2
Total Equity	138,044	120,945	135,843	113,263
Total Assets	616,164	510,222	618,195	432,018
Income Statement	**01.01.2009 – 31.03.2009**	**01.01.2008 – 31.03.2008**	**01.01.2008 – 31.12.2008**	**01.01.2007 – 31.12.2007**
Revenues	347,060	312,983	1,337,074	1,174,883
Profit before taxes	4,364	10,527	40,983	50,004
Profit after taxes	2,149	7,646	32,699	36,981
Profit after taxes and minority interest	2,149	7,646	32,696	36,980

	UNCONSOLIDATED BASIS			
Balance Sheet	**31.03.09**	**31.03.08**	**31.12.2008**	**31.12.2007**
Paid up Share Capital	19,099	19,099	19,099	19,099
Total Equity	143,820	119,953	140,748	112,610
Total Assets	567,396	497,083	568,462	421,969
Income Statement	**01.01.2009 – 31.03.2009**	**01.01.2008 – 31.03.2008**	**01.01.2008 – 31.12.2008**	**01.01.2007 – 31.12.2007**
Revenues	333,271	306,598	1,289,255	1,141,204
Profit before taxes	5,105	10,031	47,951	45,910
Profit after taxes	3,020	7,307	38,373	33,987

5.5.6 According to AB's published interim financial statements for the period ended on 31 March 2009, the Company employed 8,829 persons on a consolidated basis and 7,610 persons on a stand alone basis.

5.5.7 According to the Company's announcement dated 4 June 2009, the ex-Dividend date will be Wednesday, 10 June 2009, the record date for the Dividend Beneficiaries will be Friday, 12 June 2009, and payment of the Dividend will start on Thursday, 18 June 2009.

5.6 Business Objectives – Strategic plans regarding the Company

5.6.1 The objective of DG through the Offeror is to acquire 100% of the Company and seek the delisting of its shares from the Exchange. Having full control of the Company will simplify DG's structure since, save for AB, none of DG's direct and indirect subsidiaries have listed shares. In addition, AB will continue to be fully supported by Delhaize Group (e.g. in respect of cost capital, synergies, etc.) with an increased operational flexibility, as well as to become even more the platform for growth in Greece and the Balkans of DG.

5.6.2 The Offeror intends, based on the current market conditions, to continue operating the Company with no major changes to the business and its operations and with no changes regarding current labour relationships. Moreover, on the basis of the current market conditions, the Offeror does not plan to pursue substantial changes in the employment terms and the total number of employees of the Company or its subsidiaries.

5.6.3 In the event that, if at any time following Completion, the Shares are delisted from the Exchange, the Offeror intends to change the governance structure of AB and make any other administrative changes to take into account the fact that the Company will no longer need to comply with the requirements imposed on listed companies, while certain of its expenses relating to the maintenance of the listing and trading of the Shares on the Exchange will be reduced.

5.6.4 Finally, Delhaize Group has full confidence in the management team of AB, including its Managing Director, which has been instrumental in the success of the Company the last years and, as a result, there are no plans to change its composition.

5.7 Right of Squeeze-out – Right to Sell-out

5.7.1 If, at Completion, the Offeror holds Shares representing at least 90% of the total voting rights of the Company, the Offeror will exercise the Right of Squeeze-out, in accordance with Article 27 of the Law in conjunction with the decision 4/403/8.11.2006 of the Board of Directors of the CMC.

5.7.2 The Right of Squeeze-out is exercised within three months from the end of the Acceptance Period by submitting a relevant request with the CMC, which must be communicated to the Company and which the Company must arrange to be published the following business day. Along with this request, the Offeror must submit a certificate issued by a credit institution established in Greece or in another member state of the European Union, certifying that the Offeror has the necessary wherewithal to pay in full the total amount which the Offeror may be called upon to pay in cash.

5.7.3 The CMC, after verifying that the Offeror holds Shares representing at least 90% of the total voting rights of the Company and that the credit institution certificate referenced in the above paragraph is in place, issues a decision, providing for the obligation of the Offeror to pay without delay to the beneficiaries the total amount of the offered price through the Operators of the Securities Account (as defined in the DSS Regulation) with which the Shares are registered or through deposit with the Deposits and Loans Fund or in any other way according to the CMC decision. The CMC decision may also specify the procedure for payment and certification of payment of the price, the procedure for the transfer of the securities and any other relevant matter and necessary detail.

5.7.4 Upon payment of the price in accordance with the above paragraph, HELEX will proceed with the registration of the Offeror as the new holder of the Shares being the object of the Right of Squeeze-out. This registration will be communicated to the Company which must arrange for its publication.

5.7.5 In addition, if at Completion the Offeror holds Shares representing at least 90% of the total voting rights of the Company, the Shareholders who have not accepted the Tender Offer are entitled to exercise the Right to Sell-out and the Offeror is under the obligation to acquire through the Exchange transactions all the Shares which will be offered to it within a period of three (3) months from the publication of the results of the Tender Offer, against payment in cash of the Offer Price per Share, in accordance with Article 28 of the Law in conjunction with the decision 1/409/29.12.2006 of the Board of Directors of the CMC.

5.8 Delisting from the Exchange

If, at any time following Completion, the Offeror's shareholding in the Company reaches at least 95% of the voting rights of the Company, the Offeror will seek the delisting of the Shares from the Exchange, in accordance with Article 17, paragraph 5 of Law 3371/2005. For this purpose, the Offeror will convene an extraordinary general meeting of the Company's shareholders and vote in favour of a resolution to apply to the CMC for such delisting.

5.9 Special Agreements related to the Tender Offer

There are no special agreements in place relating to the Tender Offer or the exercise of the rights deriving from the Shares which are held by the Offeror or other persons acting on behalf of or in concert with the Offeror, as the case may be, as contemplated in article 11, paragraph 1(iz) of the Law.

5.10 Offeror's Advisors

5.10.1 Merrill Lynch International and Société Générale S.A. act as the Offeror's advisors in the context and for the purposes of the Tender Offer, in accordance with Article 12 of the Law. Merrill Lynch International has been established and is operating under the laws of England and Wales, having its registered office in the United Kingdom (2, King Edward Street, London EC1A 1HQ). Société Générale S.A. has been established and is operating under the laws of France, having its registered office in France (29, boulevard Haussmann 75009 Paris).

5.10.2 Each Advisor is authorised under the E.U. Directive 2004/39/EC to provide in Greece the services referred to in Article 4, paragraph 1, item (στ) of Law 3606/2007. Merrill Lynch International is supervised by the Financial Services Authority in the United Kingdom and Société Générale is supervised by the Banking Commission (Commission Bancaire) in France. The Advisors, in their capacity as the Offeror's advisors, have countersigned this Information Circular and certify, following appropriate due diligence that the content of this Information Circular is accurate, in accordance with Article 12 paragraph 1 of the Law.

5.11 Certificate of Société Générale S.A.

In accordance with Article 9, paragraph 3 of the Law, Société Générale S.A. which is a French credit institution, regulated by the Banking Commission (Commission Bancaire) in France, has issued the following certificate:

"In accordance with Article 9, paragraph 3 of the Law and for the purposes of an all-cash tender offer (the "Tender Offer") to be made by Delhaize "The Lion" Nederland B.V. (the "Offeror") to the shareholders of ALFA-BETA VASSILOPOULOS S.A. (the "Company"), Société Générale S.A., a French credit institution, regulated by the Banking Commission (Commission Bancaire) in France, hereby certifies that, assuming all shareholders of the Company accepted the Tender Offer and transferred their shares to the Offeror, the Offeror has the necessary wherewithal to pay in full:

(a) 134,874,233.00 Euro, being equal to the product of the number of the Company's shares to which the Tender Offer relates, multiplied by the offer price of 30.5 Euro per share, and

(b) 215,798.77 Euro, corresponding to the total duties of 0.16% payable by the Offeror to the Hellenic Exchanges S.A. Holding, Clearing, Settlement and Registry ("HELEX"), pursuant to Article 7 of the codified decision 153/18.12.2006, as in force, of the Board of Directors of HELEX, in connection with the registration of the off-exchange transfer of the shares in the Company tendered to the Offeror by the Company's shareholders.

However, in no case does Société Générale S.A. provide any guarantee (within the meaning of Article 847 et seq. of the Greek Civil Code) for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer, nor does it bear any liability within the meaning of Article 729 of the Greek Civil Code."

5.12 Tender Agent

5.12.1 In accordance with Article 18, paragraph 1 of the Law, the Offeror appointed and authorised National Bank of Greece S.A. to receive, as tender agent, the Declaration of Acceptance and the accompanying documents. The Tender Agent is responsible for receiving all the above documents, supervising the procedure and effecting the transfer of the Tendered Shares to the Offeror, and also for effecting payment of the Offer Price to the Accepting Shareholders, in accordance with the terms of the Information Circular.

5.12.2 Shareholders may receive additional information in relation to the procedure for the submission of the Declarations of Acceptance, as well as copies of this Information Circular from all branches of the Tender Agent in Greece.

5.12.3 Shareholders wishing to receive clarifications on the terms of or methods for accepting the Tender Offer or completing and submitting the Declarations of Acceptance may call the Tender Agent during normal business days and hours at the following numbers: +30 210 94 77 847, +30 210 94 77 848, +30 210 94 77 851, +30 210 94 77 831, +30 210 94 77 715

5.13 Persons responsible for drafting the Information Circular

5.13.1 According to Article 11, paragraph 1, item (e) of the Law, Messrs Stéfan Descheemaeker, Executive Vice President and CFO of «DELHAIZE GROUP S.A.» and Guy Elewaut, Senior Vice President Strategy and External Communications of «DELHAIZE GROUP S.A.», duly authorized representatives of Delned, are responsible for drafting this Information Circular on behalf of the Offeror.

5.13.2 The above persons, in their capacity as persons responsible for drafting this Information Circular, certify that this Information Circular is complete and accurate without any omissions which could change its content and alter the substance of the Tender Offer.

5.14 The Tender Offer Shares

5.14.1 The Tender Offer relates to the acquisition of all Tender Offer Shares, of which the number as at the Date of the Tender Offer was 4,422,106, representing approximately 34.73% of the total paid-up share capital of and voting rights in the Company.

5.14.2 The Offeror intends to acquire the Tender Offer Shares together with all present and future rights deriving therefrom, to the extent that the Tender Offer Shares are free and clear from any encumbrance in rem or contractual encumbrance or any third party right, restriction, claim, usufruct, or other right or lien. However, Dividend Beneficiaries who tender their Shares in the Tender Offer will be entitled to the Dividend.

5.15 Offer Price

5.15.1 The price which the Offeror offers to pay for each Tender Offer Share validly tendered and transferred is the Offer Price, that is 30.50 Euro in cash.

5.15.2 As at the Date of the Tender Offer, the Offer Price was higher by:

• 22.00% from the closing stock market price on 15 May 2009,

• 24.60% from the volume weighted average closing stock market price of the last three-month period ended on 15 May 2009, and

• 17.52% from the volume weighted average closing stock market price of the last six-month period ended on 15 May 2009.

5.15.3 The Offeror will assume payment of the 0.08% clearance duties levied in favour of HELEX in relation to the registration of the off-exchange transfer of the Tendered Shares, which would otherwise be payable by the Accepting Shareholders, in accordance with Article 7 of the Codified Decision 153/18.12.2006, as in force, of the Board of Directors of HELEX and, therefore, the Accepting Shareholders will receive the full amount of the Offer Price per Tender Offer Share validly tendered and transferred minus the transfer tax at a rate of 0.15% imposed pursuant to Article 21 of Law 3697/2008 in conjunction with Article 42 of Law 3756/2009 and calculated on the value of the off-exchange transaction for the transfer of the Transferred Shares to the Offeror.

5.16 Shares held by the Offeror or persons acting in concert with the Offeror

5.16.1 As at the Date of the Tender Offer, the Offeror held 8,310,614 Shares representing approximately 65.27% of the total paid-up share capital of and voting rights in the Company. Moreover, from the Date of the Tender Offer until 4 June 2009, the Offeror acquired through the stock market 74,914 Shares at a price per Share which has not exceeded the Offer Price. Therefore, as at 4 June 2009, the Offeror held in aggregate 8,385,528 Shares representing approximately 65.86% of the total paid-up share capital of and voting rights in the Company, while no other member of the Group held, directly or indirectly, any Shares or voting rights in the Company directly or indirectly as at that date.

5.16.2 It is noted that, apart from the companies which are members of the Group and constituting "persons acting in concert" with the Offeror and among themselves, by operation of Article 2, item (e) of the Law, there are no other persons acting on behalf of or in concert with the Offeror or the Company, in connection with the Tender Offer.

5.17 Information about recent transactions in Shares by the Offeror

5.17.1 During the twelve months preceding the Date of the Tender Offer, the Offeror entered into the following transactions in Shares:

ENTITY	DATE	TYPE OF TRANSACTION	NUMBER OF SHARES	PERCENTAGE OF SHARE CAPITAL	TRANSACTION VALUE IN €
Offeror	11.11.2008	Purchase	220,000	1.73%	5,148,000.00
Offeror	21.11.2008	Purchase	217,393	1.71%	5,000,039.00
Offeror	04.12.2008	Purchase	35,167	0.28%	899,332.72
Offeror	15.12.2008	Purchase	30,059	0.24%	886,740.50
Offeror	26.03.2009	Purchase	4,962	0.04%	124,050.00

5.17.2 There are no other persons acting on behalf of or in concert with the Offeror who transacted in Shares during the twelve months preceding the Date of the Tender Offer.

5.17.3 The Offeror intends to acquire Shares through the market or otherwise as of the Tender Offer Date until the end of the Acceptance Period at a price per Share which shall not exceed the Offer Price. These purchases will be notified to the CMC and published in the Daily Bulletin of the Exchange, in accordance with Article 24, paragraph 2 of the Law in conjunction with Law 3556/2007.

5.17.4 The Advisors, which do not "act in concert" (as defined in Article 2(e) of the Law) with the Offeror, may purchase or sell Shares as a direct or indirect result of normal course of conduct third party client facilitation activities, from the date of the announcement of the Tender Offer until the end of the Acceptance Period. The Advisors have not entered into an agreement or other arrangement with the Offeror to tender or sell to the Offeror any Shares purchased in the context of the above activities or in connection with the exercise of the voting rights deriving therefrom.

5.18 Financing of the Tender Offer

The Offeror will finance the total amount which it will be required to pay to the Accepting Shareholders, which, as at the Date of the Tender Offer, amounted to 134,874,233.00 Euro, as well as the amount of 215,798.77 Euro corresponding to the total clearance duties in favour of HELEX as at the same date, from its own available cash resources.

5.19 Binding effect of the Tender Offer

5.19.1 Subject to the terms and conditions of this Information Circular and the provisions of the Law, the Tender Offer is binding upon the Offeror and each Declaration of Acceptance which will be validly submitted is binding upon the Accepting Shareholder who submitted it and it cannot be revoked, except in the case of a Competing Tender Offer, in which case the provisions of paragraph 6.3 of the Information Circular will apply.

5.19.2 The Tender Offer will remain effective regardless of the number of Shares validly tendered at the end of the Acceptance Period. This means that there is no minimum number of Tender Offer Shares which should be acquired by the Offeror in order for the Tender Offer to remain effective.

6.1 The Acceptance Period

The Acceptance Period will last for four weeks, commencing on 12 June 2009 at 8.00 am (Greek time) and ending on 9 July 2009 at the end of the business hours of banks operating in Greece.

6.2 Declarations of Acceptance – Acceptance Procedure

6.2.1 The Accepting Shareholders should fill-in and submit a Declaration of Acceptance at any branch of the Tender Agent in Greece. Forms of Declarations of Acceptance may be obtained from any branch of the Tender Agent in Greece throughout the Acceptance Period at normal business days and hours. More specifically, the acceptance procedure is as follows:

(a) The Accepting Shareholders must first contact the Initial Operator of the Tendered Shares and instruct it to transfer the Shares they wish to tender in order to accept the Tender Offer by using the Security Release Procedure. The Initial Operator will deliver to the Accepting Shareholder the Removal Certificate indicating the Security Release Procedure transaction number, the date of the transaction and the number of Shares that have been released. The Accepting Shareholder will also receive from the Initial Operator a DSS printout showing the Investor and Securities Account (as defined in the DSS Regulation) that the Accepting Shareholder maintains with the DSS.

(b) Following the above, the Accepting Shareholders will visit any branch of the Tender Agent in Greece during normal business days and hours, with the Removal Certificate and the DSS printout with the details of their Investor Share and Securities Account data at the DSS. At such branch the Accepting Shareholders will: (i) authorize the Tender Agent to undertake the operation of the Shares by signing the relevant Operation Authorization, (ii) fill-in and sign the appropriate document used to receive the Shares and subsequently the Securities Receipt process will be effected for the number of Shares for which they have effected the Security Release Procedure by their initial operator, and (iii) fill-in and sign the Declaration of Acceptance in order to effect the relevant data processing, and receive copy of the Declaration of Acceptance, mechanically certified. All the above documents, together with the Declaration of Acceptance, must be duly signed by the Accepting Shareholder.

6.2.2 As of the due, valid, punctual and lawful completion of the process set forth above, the Accepting Shareholder shall be deemed to have accepted the Tender Offer. A Shareholder may be considered as not having validly accepted the Tender Offer to the extent that the Declaration of Acceptance has not been fully completed in accordance with the terms and conditions set out therein.

6.2.3 The submission of the Declaration of Acceptance may be made either in person or through a proxy. If submission is made through a proxy, the relevant power of attorney given to the proxy holder must include specific authorisations and full details of the Accepting Shareholder and the proxy holder and be accompanied by a certification of the authenticity of the signature of the Accepting Shareholder by a police station or by another competent administrative authority (e.g. Citizen Service Centres).

6.2.4 The Accepting Shareholders may also authorise their Operator to proceed with all requested actions with a view to their accepting of the Tender Offer on their behalf. The above indication is of an informative nature and it does not constitute a recommendation by the Offeror.

6.2.5 In the event that the Tendered Shares are registered with the Special Account (as defined in the DSS Regulation), the Accepting Shareholder (instead of the aforementioned application towards the Initial Operator) will submit to HELEX a request to transfer the Tendered Shares and place them under the operation of the Tender Agent, after such shareholder has signed an operation authorisation to the Tender Agent, in order to activate the K.A.M.E. (as defined the DSS Regulation) and enable the making of the above move from HELEX.

6.3 Irrevocability of the Declaration of Acceptance

6.3.1 The Declaration of Acceptance includes an irrevocable mandate and authorization by the Accepting Shareholders to the Tender Agent to proceed with all actions which are required to complete the sale and transfer of the Tendered Shares or to return them to the Operator from whom they were originated in the case set out in paragraph 6.5.3 below.

6.3.2 The Declarations of Acceptance which are submitted in the manner described above cannot be revoked unless the Accepting Shareholder wishes to accept a Competing Tender Offer. In such case, the Accepting Shareholders that have submitted Declarations of Acceptance may revoke them in order to accept such Competing Tender Offer by submitting a relevant written Declaration of Revocation to the Tender Agent.

6.4 The announcement of the outcome of the Tender Offer

The outcome of the Tender Offer will be announced within two (2) business days following the expiry of the Acceptance Period on the Daily Bulletin and on the web site of the Exchange.

6.5 The Procedure for the Payment and Settlement - Transfer of the Tendered Shares

6.5.1 Following the announcement of the outcome of the Tender Offer in accordance with the above, and provided that a Declaration of Revocation has not been submitted in the meantime by an Accepting Shareholder, an agreement for the off-exchange transfer of the Tendered Shares is being entered into between each Accepting Shareholder, as seller, and the Offeror, as purchaser, pursuant to the terms of the Tender Offer.

6.5.2 The off-exchange transfer of the Tendered Shares to the Offeror and payment of the Offer Price will be effected as follows:

(a) Within the next business day following the announcement of the results of the Tender Offer at the latest, the Tender Agent, acting as the representative of each Accepting Shareholder, and the Offeror will enter into a written agreement for the off-exchange transfer of the Tendered Shares pursuant to Article 46 of the DSS Regulation. The Tender Agent will, acting in the above capacity, proceed with the necessary actions for the submission to HELEX of the necessary documents for the registration of the transfer of the Transferred Shares with the DSS.

(b) The off-exchange transfer of the Transferred Shares will be registered with the DSS on the third business day following the submission of the documentation required in connection with such a transaction to HELEX, as set out in Article 46 of the DSS Regulation.

(c) On the same third business day, on which the registration referred to in (b) above will have been completed, the Tender Agent will pay the Offer Price to each selling-Accepting Shareholder in the manner that such shareholder has selected in the Declaration of Acceptance, namely through either a deposit to such shareholder's bank account kept with the Tender Agent, or a payment in cash at any branch of the Tender Agent in Greece which the Accepting Shareholder may visit against presentation of his/her identity card or passport and a valid copy of the Declaration of Acceptance

6.5.3 In the event that a Declaration of Revocation is submitted by an Accepting Shareholder, or if the Tender Offer is withdrawn pursuant to Article 20 of the Law, the Tender Agent will return the Tendered Shares to the Operator from which it has received them, at the latest within one (1) business day following the submission of the Declaration of Revocation by the Accepting Shareholder.

6.6 Foreign Shareholders

6.6.1 The Tender Offer is addressed to the Shareholders and only to persons to whom it may be lawfully addressed. The making of the Tender Offer to specific persons who are residents in, nationals or citizens of jurisdictions outside the Hellenic Republic or to custodians, nominees or trustees of Foreign Shareholders may be made in accordance with the laws of the relevant jurisdiction, with the exception of the Excluded Territories.

6.6.2 No person receiving a copy of any Tender Offer Document in any jurisdiction outside the Hellenic Republic may treat them in same way as if they constituted a solicitation or offer to such person and under no circumstances may such person use any Tender Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if a Tender Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any Tender Offer Document is sent for information purposes only.

6.6.3 It is the responsibility of the Foreign Shareholders wishing to accept the Tender Offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the Tender Offer. If you are a Foreign Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant foreign jurisdiction.

6.6.4 More specifically, this Tender Offer is not being made, directly or indirectly, by mail or by any means in or into the Excluded Territories. Accordingly, copies of any Tender Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

6.6.5 If a person forwards any Tender Offer Document to or from any Excluded Territory or uses the mail or any other means of any Excluded Territory, such person must draw the recipient's attention to this paragraph 6.6.

6.7 Governing law and Jurisdiction

6.7.1 The Tender Offer, the Tender Offer Documents and all acts, statements, transactions and announcements relating in any way to the Tender Offer, as well as the legal relationships arising between the Offeror and the Accepting Shareholders under the Tender Offer shall be governed by and construed in accordance with the substantive provisions of Greek law.

6.7.2 By submitting a Declaration of Acceptance, each Shareholder accepts that the Tender Offer, the Declaration of Acceptance, the transfer of the Tender Offer Shares to the Offeror and any participation or agreement which will be completed in the context of this Tender Offer shall be governed by Greek law.

6.7.3 Any dispute arising from or in connection with the application and interpretation of the Tender Offer and above transactions and agreements shall be subject to the jurisdiction of the competent Courts of Athens.

This Tender Offer is an all-cash tender offer. For this reason, the credibility of the Tender Offer depends on the Offeror's capacity to pay the Offer Price to the Shareholders who validly accept this Tender Offer and on the measures taken by the Offeror for the settlement of the Tender Offer. The Offeror intends to finance payment of the Offer Price through its own available cash resources. Société Générale S.A. has certified that the Offeror has the necessary wherewithal to pay the Offer Price to the Accepting Shareholders and the amount corresponding to the 0.16% duties in favor of HELEX in respect of the registration of the off-the-exchange transfer of the Tendered Shares, that is in aggregate 135,090,031.77 Euro. However, the Advisors provide no guarantee, within the meaning of Article 847 of the Greek Civil Code, for the performance of the payment and other obligations undertaken by the Offeror under the Tender Offer, nor do they bear any liability within the content of Article 729 of the Greek Civil Code. Moreover, the Offeror has appointed National Bank of Greece S.A. as the Tender Agent in order to ensure due completion of the Tender Offer and payment of the Offer Price. Therefore, we consider that the Offeror has taken all appropriate measures, through:

(1) the appointment of National Bank of Greece S.A. as the Tender Agent, within the meaning of Article 18 paragraph 1 of the Law; and

(2) the issuance of the certificate by Société Générale S.A. certifying that the Offeror has the necessary wherewithal to pay the above amount of 135,090,031.77 Euro at Completion, in accordance with the terms and conditions set out in the Information Circular and subject to the occurrence of no force majeure event.

In such an event, the relevant provisions of the Greek Civil Code referring to the inability to perform an obligation without fault («Ανυπαίτια Αδυναμία Παροχής») shall apply. In no event shall any Tender Offer Shares be transferred to the Offeror without the prior payment of the Offer Price.

Finally, Merrill Lynch International and Société Générale S.A. countersign this Information Circular, which was drafted by the Offeror, and certify, following appropriate due diligence, that the content of this Information Circular is accurate.

Athens, 5 June 2009

For and on behalf of
DELHAIZE "THE LION" NEDERLAND B.V.*

Stéfan Descheemaeker
Executive Vice President and CFO of «DELHAIZE GROUP S.A.»

Guy Elewaut
Senior Vice President Strategy and External Communications
of «DELHAIZE GROUP S.A.»

THE ADVISORS
For and on behalf of
Merrill Lynch International*

Federico Aliboni, Managing Director

For and on behalf of
Société Générale S.A.*

Patrick Coze, Managing Director

The original of the Information Circular on which the original signatures were affixed has been submitted to the Capital Market Commission.

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